October 8, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K/A Amendment No. 1, dated September 24, 1999, of Envirosource, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.



                                                           /s/ Ernst & Young LLP